EXHIBIT A

                          NOTIFICATION OF THE COMPANY'S
                        TENDER OFFER TO PURCHASE SHARES.

June 27, 2006

Dear Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
Member:

         We are writing to inform you of a tender offer by Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") to purchase shares of Multi-Strategy Series M and Multi-Strategy Series G.

         Important Information Regarding this Tender Offer
         -------------------------------------------------

         This quarterly tender offer provides shareholders with an opportunity to redeem shares in the Company at the respective Series' unaudited net asset value as of September 29, 2006. If you are not interested in tendering your Shares of either Series for purchase by the Company at this time, you may disregard this notice. We encourage all Members, however, to review the information below under the heading "Other Matters Relating to the Company."

         Shares may be presented to the Company for purchase only by tendering them during one of the Company's announced tender offers. The tender offer period begins on June 27, 2006 and will end on July 25, 2006. Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the enclosed Notice of Intent to Tender in the enclosed postage-paid envelope.

         All tenders must be received by CAI Investing Services, the Company's agent designated for this purpose, either by mail or by fax in good order no later than 12:00 midnight, New York time, July 25, 2006. If by fax, please deliver an original executed copy promptly thereafter.

         Members wishing to tender Shares of both Multi-Strategy Series M and Multi-Strategy Series G must complete and return a separate Notice of Intent to Tender with respect to each Series.

         If you do not wish to tender your Shares, no action is required. Simply disregard this notice.

         Other Matters Relating to the Company

         The Company is also pleased to advise that the Company's Board of Directors has approved calling a Special Shareholders' Meeting scheduled for the third quarter of 2006, at which the Members of the Company will be asked to approve a reorganization of Multi-Strategy Series M followed by a merger with Multi-Strategy Series G, together with certain related matters, and to elect Directors. The Board of Directors believes the proposed reorganization and merger will benefit Multi-Strategy Series M Members because management has advised that Multi-Strategy Series M's expenses relative to its present asset levels make its continued


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operation as a separate Series of the Company potentially impracticable. The proposed reorganization and merger therefore provides the opportunity for Multi-Strategy Series M Members to continue to obtain exposure, in a tax efficient manner, to a similar investment program offered by the same institution and management team. The Board of Directors also considered the fact that from the point of view of both Multi-Strategy Series M and Multi-Strategy Series G Members, the increased asset base that will result from the reorganization and merger should improve investment flexibility and may result in reduced per-share expense levels.

         At the Meeting, Members will be asked to vote on the following proposals: (a) for Members of Multi-Strategy Series M and Multi-Strategy Series G, to approve the reorganization of Multi-Strategy Series M followed by a merger with Multi-Strategy Series G, (b) for Members of Multi-Strategy Series G, to approve a change in the net annualized return target to which Multi-Strategy Series G is subject to a range of 8% to 12% over any three to five-year investment horizon, (c) for Members of Multi-Strategy Series M, to approve a change in the net annualized return target to which Multi-Strategy Series M is subject to a range of 8% to 12% over any three to five-year investment horizon, with a new annualized volatility target of less than 7.5% as measured by standard deviation, which changed targets will match the corresponding targets of Multi-Strategy Series G, (d) for Members of Multi-Strategy Series M and Multi-Strategy Series G to confirm that their particular Series' return and volatility targets are "non-fundamental" investments restrictions, and (d) for Members of Multi-Strategy Series M and Multi-Strategy Series G, to approve the election to the Board of Directors of each current member of the Board and a new Independent Director nominee, Mr. Joshua Weinreich. (Information regarding the investment objective, strategies, risks and expenses of Multi-Strategy Series G is available for review in the Company's current Prospectus dated August 1, 2005.)

         Should the Members approve the reorganization and merger proposal, all Multi-Strategy Series M Members ultimately will become Multi-Strategy Series G Members following the reorganization and merger and Multi-Strategy Series M will be liquidated The reorganization and merger is expected to be completed in the last quarter of the calendar year and in any event no later than December 31, 2006.

Questions
---------

         If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or call Jimish Mody at CAI Investing Services at (212) 783-1026. You may also direct questions to your financial consultant.

Sincerely,

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS
NOTICE.


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